4G Enterprises, Inc.
800 Town and Country Blvd., Ste. 300
Houston, Texas 77024
(832) 431-3123

October 4, 2012

Ms. Mara L. Ransom

Securities and Exchange Commission

Washington, D.C. 20549

Dear Ms. Ransom:

Thank you for your comments of September 25, 2012 related to the S-1 registration statement of 4G Enterprises, Inc. We have reviewed your comments and made revisions and provided responses to each of those comments.

We have tried to respond to each of your comments and requests for information. It is the Company’s desire to resolve each comment in a manner that is acceptable to the staff.

Comments and Responses:

General

1.	Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Answer: We have no responsive documents to this request.

2.	We note your principal executive and financial officers’ involvement with at least one other emerging growth company, Bensata Corp. Please revise your filing to describe your principal executive and financial officers’ involvement in Bensata Corp. as well as any other public offerings or public companies with which they or Mr. Kim have been involved. In your revised disclosure, please include the following:

•	the name of the company, the date the registration statement was filed on EDGAR, the public reporting status of the company.

•	the date of the initial public offering, offering price, aggregate dollar amount raised and purpose of the offering.

Please also revise the second risk factor on page 9 to discuss your principal executive and financial officers’ involvement in Bensata Corp. and any other public offerings in which they or Mr. Kim were involved.

Answer: Revised as requested.

Mr. Kim, who one of our Directors is the principal executive officer of Bensata Corp., an Internet based invention business. Valarie Grant, our principal accounting officer, also serves on a part-time basis as the corporate secretary for that company. They have not served as executive officers of any other publicly registered entities.

3.	In an appropriate place in your filing, please describe how potential investors and business opportunities will be allocated between 4G Enterprises, Bensata Corp. and any other companies in which you principal financial and executive officers are involved.

Answer: Revised at Plan of Operations.

4.	We note language throughout your filing, such as on pages 7, 16, 17 and 23, that suggests certainty regarding your ability to complete and commercialize your product. Please revise such language to indicate that you might not complete and commercialize your product, or tell us why such revisions are inappropriate.

Answer: Revised as requested.

Registration Statement Facing Page

5.	The registration fee is $114.60 per $1,000,000 (prorated for amounts less than $1,000,000). Please amend your calculation of the registration fee table accordingly.

Answer: Revised as requested.

6.	Please revise the fourth column of the fee table to state that this amount reflects the Proposed Maximum Aggregate Offering Price.

Answer: Revised as corrected.

Prospectus Cover Page

7.	Please revise your prospectus cover page to state that your auditors have issued a going concern opinion.

Answer: Revised as requested.

8.	Please revise the table in this section to include the expenses set forth in Item 13. Please also thoroughly revise your filing, such as your Use of Proceeds section and Management’s Discussion and Analysis, to include a net proceeds amount which accounts for these expenses. Please see Item 501(b)(3) of Regulation S-K.

Answer: Revised as requested.

Prospectus Summary, page 3

9.	We note your statement in the second sentence of the second risk factor on page 7 that you do not have a firm timeline for when you will have a commercially available unit for sale. Please revise the Summary Business Description of your Prospectus Summary and the Business and Management’s Discussion and Analysis sections to include this statement.

Answer: Revised as requested. Note: This statement was already included in the last line of the third paragraph of the MD&A so we have not duplicated it again.

Risk Factors, page 7

10.	We note your statement in the second sentence of the first paragraph of this section. Please revise this paragraph, and this section as appropriate, to describe all material risks.

Answer: Revised as requested.

Because we have not yet begun generating revenue..., page 7

11.	Please revise this risk factor to clarify that you may never generate any revenue.

Answer: Revised as requested.

12.	Please reconcile the last two sentences of this risk factor with your disclosure on page 4 and elsewhere in your filing that the maximum proceeds from this offering will amount to $75,000.

Answer: The company has already paid its legal, accounting, transfer agent and registration fees related to the offering. Along with the cash currently on hand, the company expects to have sufficient cash to complete its goals for the next twelve months if the proceeds of the offering are successfully obtained.

Use of Proceeds, page 14

13.	We note your statement in the first sentence of the second paragraph of this section that “[t]he principal purpose of this offering is to obtain additional capital for product development and commercialization as well as operating expenses.” We further note your statements in the penultimate paragraph on page 3 and second paragraph on page 21 that the requisite technology will take over 1 year to develop and that the proceeds of this offering will fund operations for the next 12 months. Please revise this section to clarify, if true, that you will not use the proceeds of this offering to commercialize your products.

Answer: Clarified as requested. The process of commercialization is a multi-stage process. We have clarified that we do not expect to complete the commercialization process with the proceeds of this offering. However, we expect the work we do in the next twelve months will be incorporated into the final, commercialized product.

Dilution, page 15

14.	Please revise to describe the calculated amounts as net tangible book value per share and net tangible book value per share after the offering rather than the similarly titled references currently being used beginning with “pro forma.” Otherwise, explain why the “pro forma” designation is appropriate in both cases.

Answer: Revised as requested.

15.	Please revise your description of how net tangible book value per share is calculated in the second sentence of the second paragraph to include how outstanding shares are considered.

Answer: Revised as requested.

16.	Please tell us your consideration of including a comparison of the public contribution under the proposed public offering and the effective cash cost to officers, directors, promoters and affiliated persons of common equity and as converted common equity acquired by them. Refer to Item 506 of Regulation S-K.

Answer: We have added language providing a direct comparison between the effective cash cost to officers and directors compared to the public offering price.

Business, page 15

Competition, page 18

17.	We note your statement that you believe you “can compete favorably” in your industry. Given your disclosures on page 7, please revise this section to more fully discuss your competitive position in the industry. Refer to Item 101(h)(4)(iv) of Regulation S-K.

Answer: We have revised the statement on page 18 to better describe the competitive risks associated with the delivery of our product to the market.

Intellectual Property, page 19

18.	To the extent material, please provide additional disclosure regarding your provisional patent and its patent pending status, such as the length of time you are granted such status, the circumstances under which you could lose your rights pursuant to the provisional patent, and the resulting effects on your business.

Answer: Revised as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Plan of Operations, page 21

19.	We note your disclosure in the fifth paragraph of this section. Please also briefly describe the exemption from Section 14A(b) of the Securities Exchange Act of 1934 that is available to you as an emerging growth company.

Answer: Revised as requested.

Critical Accounting Policies and Estimates, page 24

Stock Issued and Stock-Based Compensation, page 24

20.	Reference is made to the first sentence in the third paragraph on page 25. Please explain how this accounting policy complies with ASC 718. Otherwise, please revise to disclose an accounting policy that complies with ASC 718 or remove this sentence. In addition, please disclose your consideration of contemporaneous sales of shares when determining the value of the stock options underlying stock.

Answer: We have removed this language as requested.

Management, page 29

21.	Please revise Valarie Grant’s biography to clearly describe her business experience during the past five years. Please see Item 401(e)(1) of Regulation S-K.

Answer: Revised as requested.

22.	Please explain whether Kwang Kim, Chairman and Chief Executive Officer of Bensata, is the same individual listed as Jun Kim, director of 4G Enterprises. In this regard, we note that the biographical information for Kwang Kim and Jun Kim are identical.

Answer: Revised and clarified as requested.

23.	Please provide the disclosure required by Item 407(a) of Regulation S-K.

Answer: Revised as requested. We have described the company’s guidelines for director independence and identified our independent director.

Director Compensation, page 32

24.	The disclosure in footnote 1 of the table which states that the shares of common stock issued were valued at $0.002 per share does not agree to the Statement of Changes in Stockholders’ Equity disclosure of a $0.001 per share value. Please revise your disclosure or explain the difference.

Answer: The Notes and Directors compensation section has been corrected.

Option Grants in Last Fiscal Year, page 32

25.	The disclosure that no stock was granted to officers or directors since inception does not appear accurate. Please review and revise.

Answer: This statement has been corrected and clarified.

Certain Relationships and Related Party Transactions, page 34

26.	Please revise the first sentence of this section to clarify that you have provided all relevant information for those related party transactions in which the amount involved exceeds the lesser of $120,000 or one percent of your total assets at year end for the last completed fiscal year. Please see Item 404(d) of Regulation S-K.

Answer: This language has been added as requested.

Index to Financial Statements, page 39

Balance Sheet, page 40

27.	Reference is made to your disclosure in the first paragraph on page 26 that the pending patent purchased is accounted for at cost pursuant to ASC 325-20-05. Please explain why the purchase and subsequent measurement are within the scope of ASC 325 as opposed to ASC 350. To the extent you determine that the purchase and subsequent measurement are within the scope of ASC 350, please tell us your consideration of depreciating the asset referencing the applicable guidance in ASC 350.

Answer: We have reviewed the applicable guidance and determined that the proper accounting for the patent is pursuant to ASC 350 and have updated the disclosure in the filing where appropriate. ASC 350-30-30 states that the value of an intangible asset when acquired shall be determined by section 805-50-30-1. ASC 805-50-30-1 states that intangible “assets are recognized based on their cost to the acquiring entity, which generally includes the transaction cost for the asset acquisition, and no gain or loss is recognized . . .” ASC 350-30-35-4 sets forth the rule we see applicable to the useful life of this technology: “If no legal, regulatory, contractual, competitive, economic or other factors limit the useful life of an intangible asset to the reporting entity, the useful life of the asset shall be considered to be indefinite”

We have not depreciated the asset because we believe it currently has an indefinite life. We have not impaired its value pursuant to 350-30-35-16 because it is our belief that the asset has not lost any value because we are working to further enhance and substantiate the validity of the subject technology.

Statement of Changes in Stockholders’ Equity, page 43

28.	Please explain in detail how you determined the $0.001 per share fair value of common stock issued on May 21, 2012 for services rendered. In doing so, please explain why a per share fair value of $0.0001 is not more appropriate considering the May 8, 2012 sale of Convertible Series A preferred stock for $40,000. In this regard, the disclosure in the second sentence in the second paragraph on page 22 states that the Convertible Series A preferred stock had a contractual conversion ratio of ten to one resulting in a $0.0001 as converted per common share price paid.

Answer: In practical terms we find there is a difference in risk perception between unrelated outside parties from whom we are seeking investment in the Company and inside management who know more about the company’s plans and technology. Because of the inherent risk aversion of outside third parties from whom we sought investment, we had to provide them with more favorable terms under which to invest in order to provide them with an adequate incentive to overcome their risk threshold related to investing in an early stage company such as ours. In contrast to this resistance, our management team holds a high degree of confidence in our technology and in the future prospects for our Company and, therefore did not require the additional risk premium that we were required to pay to outside investors. In addition, our management team was granted shares under the Company’s compensation plan and did not have equivalent negotiating leverage to that of the outside investors.

Notes to Financial Statements, page 44

29.	Please disclose your inception date. Please also include your inception date in the Summary Consolidated Financial Data section and the Overview section of your Management’s Discussion and Analysis.

Answer: Revised as requested.

30.	Please disclose the nature of, as well as the acquisition of, the pending patent purchased and the related terms. In addition, please provide the applicable disclosures required by ASC 350-30-50-1 and 350-30-50-2.

Answer: Revised as requested.

Note 1. Organization and Description of Business, page 44

31.	We note that you have not generated any revenues. Please note that financial statements will be considered false and misleading if those financial statements are prepared on the assumption of a going concern but should more appropriately be based on the assumption of liquidation. Financial statements containing audit reports that contain going concern language should contain prominent disclosure of the registrant’s viable plans to overcome such difficulties. Please revise your disclosure to include detailed disclosure of your viable plans to overcome such difficulties or tell us why you believe your current disclosure is adequate. Refer to Section 607.02 of the Financial Reporting Codification.

Answer: Revised as requested.

Item 17. Undertakings, page 50

32.	Please include the undertaking set forth in Item 512(a)(3) of Regulation S-K. In this regard, it appears as though your securities will be offered pursuant to Securities Act Rule 415. Please revise your registration statement cover page accordingly.

Answer: Revised as requested.

Signatures, page 52

33.	Please revise to identify your principal executive officer, principal financial officer and principal accounting officer. Please see instructions to Signatures in Form S-1.

Answer: Revised as requested.

Sincerely,

//s// Anton Aleksandrov

Anton Aleksandrov, President